Filed By Energy Transfer Partners, L.P.

Commission File No.: 001-11727

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Energy Transfer Partners, L.P.

Commission File No.: 001-11727

Date: November 22, 2016

TRANSCRIPT

The following is a transcript of an investor call held by Energy Transfer Partners, L.P. (“ETP”) and Sunoco Logistics Partners, L.P. (“SXL”) at 3:00 p.m. Central time on November 21, 2016. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ETP and SXL believe that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through ETP’s website at www.energytransfer.com.

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PARTICIPANTS

Corporate Participants

Thomas E. Long – Chief Financial Officer, Energy Transfer Partners, L.P.

Michael J. Hennigan – President, Chief Executive Officer & Director, Sunoco Logistics Partners L.P.

Matthew S. Ramsey – President & Chief Operating Officer, Energy Transfer Partners, L.P. & Director - Energy Transfer Equity, L.P.

Peter J. Gvazdauskas – CFO, Treasurer & Head of Investor Relations, Sunoco Logistics Partners L.P.

Kelcy L. Warren – Chairman and Chief Executive Officer, Energy Transfer Partners, L.P.

Thomas P. Mason – Executive Vice President and General Counsel, Energy Transfer Equity, L.P.

Marshall S. (Mackie) McCrea – Director, Chief Operating & Commercial Officer, Energy Transfer Equity, L.P. & Director – Energy Transfer Partners, L.P.

Other Participants

Kristina Kazarian – Analyst, Deutsche Bank Securities, Inc.

Brian Zarahn – Analyst, Mizuho Securities USA, Inc.

Shneur Z. Gershuni – Analyst, UBS Securities LLC

Heejung Ryoo – Analyst, Barclays Capital, Inc.

Jeremy B. Tonet – Analyst, JPMorgan Securities LLC

Brandon Blossman – Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Ross Payne – Analyst, Wells Fargo Securities LLC

Selman Akyol – Analyst, Stifel, Nicolaus & Co., Inc.

Tom Abrams – Analyst, Morgan Stanley & Co. LLC

Danilo Juvane – Analyst, BMO Capital Markets (United States)

Ethan Heyward Bellamy – Analyst, Robert W. Baird & Co., Inc. (Broker)

MANAGEMENT DISCUSSION SECTION

Operator: Greetings, and welcome to the Sunoco Logistics and Energy Transfer Investor Call. At this time, all participants are in a listen-only mode. And a question-and-answer session will follow the formal presentation. [Operator Instructions]

I’d now like to turn the conference over to your host, Mr. Tom Long, Group CFO. Thank you, Mr. Long. Please go ahead.

Thomas E. Long, Chief Financial Officer, Energy Transfer Partners, L.P.

Thank you, Chris, and good afternoon, everyone. Thank you for joining us today to discuss this exciting transaction between SXL and ETP. I’m also joined today by Mackie McCrea, Matt Ramsey and John McReynolds from Energy Transfer, as well as Mike Hennigan and Pete Gvazdauskas from SXL, as well as other members of our management team, who are here to help answer your questions after our prepared remarks.

Before I get started, I will refer you to slide 2 of the investor deck. During the call, we may make forward-looking statements.

Now just turning to an overview of the transaction, today, we announced that Sunoco Logistics and Energy Transfer Partners have entered into a definitive merger agreement providing for the acquisition of ETP by SXL in a unit-for-unit transaction. Under the terms of the transaction, ETP unitholders will receive 1.5 common units of SXL for each common unit of ETP they own. Both, the ETP and SXL management teams are pleased to be able to bring two strong partnerships together in this strategic transaction that combines the premier crude oil midstream MLP, with the premier natural gas MLP.

I’m going to go ahead and just turn the call over to Mike Hennigan, CEO of SXL, who will provide you with more details about the strategic rationale and growth opportunities the combination of these two companies presents.

Michael J. Hennigan, President, Chief Executive Officer & Director, Sunoco Logistics Partners LP

Thank you, Tom. Good afternoon, everybody. From an SXL lens, we’ve been strategically looking for a while to back integrate our crude and NGL platforms closer to the wellhead. We haven’t been successful in some acquisitions externally, but we’ve a similar opportunity right here in the family, as the ETP liquids business is a set of complementary assets to what SXL has today.

You know us as a company. We have strategically emphasized the Permian and the Marcellus Basins, that scenario where we see additional commercial synergies, on a quicker timeframe as one entity as opposed to two separate currencies.

We could work the opportunities as separate partnerships, but it’s more efficient from a capital and cost standpoint to be one team. I would also point out that the combined entities have spent approximately $15 billion over the past couple of years with Rover, Revolution and Mariner East 2 coming online in 2017, so 2018 is set up very well for future growth.

Bottom line is we’re excited about the growth profile we have going forward. We stated low double-digit growth in our release and we have strong credit metrics and solid coverage as a result of the new distribution level. So, we’re pretty excited from the SXL lens on a go-forward basis.

And, with that, I think, I’ll open it up for Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions]

And, our first question comes from the line of Kristina Kazarian with Deutsche Bank. Please go ahead.

<Q – Kristina Kazarian – Deutsche Bank Securities, Inc.>: Afternoon, guys.

<A – Tom Long – Energy Transfer Partners LP>: Good afternoon.

<A – Mike Hennigan – Sunoco Logistics Partners LP>: Afternoon, Kristina.

<Q – Kristina Kazarian >: Guys, could you maybe start high level for me, maybe talk about why do this transaction now and maybe from the ETP side as well, Tom, I know in the past, you’ve been asked about a fold in and this slide deck also referred to needing to substantially do a 15% to 25% distribution cut, but why the transaction in this form as well will be great?

<A – Tom Long >: Yeah, sure. Let’s start with, I guess, the first part kind of it, kind of the why now. I mean, clearly, we have evaluated various options, I know Kelcy referred to that on our last earnings call as we were going through some of the Q&A during that call. And, I think, the question was around just looking at overall cost of capital and our ability to be able to continue to participate in what’s happening in the midstream space and the consolidation et cetera. And, he mentioned that we were going to be evaluating options like this.

As we looked at these two entities and we looked at taking this step, and then we saw what the combined entity looked like after we pulled them together both, from a coverage as well as leverage, strong balance sheet - it gave us a lot of flexibility - but probably key also, a distribution growth profile that we really found compelling. And we felt like this was the best option.

We know that there’s others that you can do, I know that I had mentioned that there was probably a lot of evaluations had come in from some of the pitch books that talk about whether it’s IDR reset or just IDR buyback completely. So, we felt like based upon our numbers and the way we look through this right now that this was the best option at this time.

<Q – Kristina Kazarian >: Perfect. And a follow-up, and you know – I’m sorry.

<A – Tom Long >: Yeah. Matt, go ahead.

<A – Matt Ramsey – Energy Transfer Partners LP>: Hey, Kristina. I think, to follow-up, this is keeping with what Kelcy said in the last earnings call. We had been going through a lot of evaluation. And we just thought at the end at the day, when we looked at this, particularly because there were synergies that could be gained by working on something with SXL - we’ve been partners in a lot of different places - but there are some synergistic effects most notably in Marcellus, the Utica, the Permian Basin. And at the end of the day, the combination of these two things leads us into a company with better balance sheet, better coverage ratios, a situation for our debt metrics get into shape quicker, and thought it was the right time. I think that there’s been a school of thought, through the questions that I field from investors, that you have to do this in one fell swoop and I think Kelcy’s explanation in last earnings call as we feel like that the timing is not necessarily right for that. But at some point in time, that might be necessary.

But for right now, we think this is a step forward into a very, very strong company. And I’ll see if Mike Hennigan wants to add anything to that.

<A – Mike Hennigan >: Hey, Kristina. The only thing I’d add as I said in the prepared remarks that the SXL platform in the Permian and Marcellus combined with the ETP liquids business in that area, with a backdrop of $15 billion being spent over the last couple of years really positions us for a strong growth profile and that’s what we’ve been trying to maintain at SXL, and I think the new pro forma company will maintain that and exceed it.

<Q – Kristina Kazarian>: Perfect. And then, a quick clarification on the debt metrics one of you guys was referring to. Can you talk a little bit on the balance sheet side, like what pro forma leverage is going to be, what the longer term target is and what you guys can kind of achieve there and any conversations you’ve had with the rating agencies previewing this to them.

<A – Tom Long >: Hey, you bet. The pro forma is going to be slightly less than 5 times, which we feel is a big improvement. But likewise, our target is probably going to be 4 times. And you mentioned as to how quick we think we can get there, I think we feel like we could probably be there in 12 to 18 months or so, with the new profile that we have.

As far as the rating agencies, yes, we have had dialogue with all three. I felt like the conversations were very constructive. I’m sure all three will be probably putting something out in short order. But, obviously, we do not know at this time what that will look like. But clearly, with the new profile and what we’ve shown them, we think we’ve got a great story from a credit metrics standpoint and they’re going to continue to do their evaluation. So, anything to add there, Pete, I know you were on the calls too.

<A – Pete Gvazdauskas – Sunoco Logistics Partners LP>: No. That’s perfect, Tom. We agree with that.

<Q – Kristina Kazarian>: All right. And then, real quick last one for me. You guys mentioned near-term accretion. Can you just talk about the magnitude at the SXL level?

<A – Mike Hennigan >: Well, we haven’t given any numbers of that, Kristina, more to come in that area. But what we did put in the release today is we’re expecting low double-digit growth. So, we’re pretty excited about that as our growth profile continues into the future.

<Q – Kristina Kazarian>: All right. I’ll turn it back to the queue. Thank you, guys.

<A – Mike Hennigan >: You’re welcome, Kristina.

Operator: And our next question comes from the line of Brian Zarahn from Mizuho Securities. Please go ahead.

<Q – Brian Zarahn – Mizuho Securities USA, Inc.>: Good afternoon.

<A – Tom Long >: Good afternoon, Brian.

<A – Mike Hennigan >: Hey, Brian.

<Q – Brian Zarahn – Mizuho Securities USA, Inc.>: So, I know you commented that, now is not the right time for addressing the IDR structure. But given the IDR subsidies are dropping in 2018, what’s the thought process of how those could change given the current schedule for the GP giveback?

<A – Tom Long >: Well, I guess, I’ll respond first, and by all means Matt could chime in here likewise, but I will say that right now we feel like based upon the balance sheet we have, with the projections we have, we feel like that was sufficient, in other words low probability, of any needs for extension there whatsoever. Those are decisions that are made at the time, but I will say that based upon what we’ve run, we feel like that, with the 2017, $656 million rolling off and then dropping down to approximately $150 million or so in 2018, a little bit lower than that in 2019, that that’s sufficient.

<Q – Brian Zarahn >: Okay. And then on the synergies, you’re targeting about $200 million. It seems more of it’s on the commercial side. Where do you see the opportunity more in the Marcellus, Utica or do you see it spread across here with different geographies?

<A – Mike Hennigan >: Hey, Brian. It’s, Mike. Yeah. I think, we see it in three main areas, where you really see a cluster of opportunities that we think we’re going to capitalize on. I would comment starting out that you know us as a company, we’re trying to be somewhat conservative and not overstate things, but we think in excess of $200 million by 2019 is a good number.

I’ll leave you with the three areas that we’re going to concentrate the most on is in the Permian Basin, where we’ve had a footprint that’s been growing and we’ll try and integrate it further within the family of assets in a pro forma company, the Marcellus-Utica as you talked about. And then also on the Gulf Coast, we have the SXL Nederland Terminal and the ETP Lone Star assets in close proximity to each other. Those three areas are the main concentration areas, where I think you’ll see some commercial synergies come out of us.

<Q – Brian Zarahn >: Okay. And then, a last one for me, obviously, you took a step forward on a simplification with today’s merger announcement. How should we think about Sunoco LP going forward?

<A – Matt Ramsey >: I don’t think anything has really changed since the earnings call on Sunoco LP. I think as we’ve said before, and I think we said in the last week or two, we feel like there needs to be a deleveraging event at Sunoco LP, and we’re working on that plan right now. But as far as we’re concerned – as far as, if you’re talking about it fitting into a simplification plans, we don’t have any plans right now whatsoever to do anything with Sunoco, except continue to try to get that business in good shape.

<Q – Brian Zarahn >: Thank you.

Operator: And our next question comes from the line of Shneur Gershuni from UBS. Please go ahead.

<Q – Shneur Gershuni – UBS Securities LLC>: Hi. Good afternoon, guys. Before I start my question, just a clarification to the earlier question on leverage, do you expect that the pro forma entity will be issuing equity to hit those targets, or do you sort of see the cadence of EBITDA growth combined with the transaction you’ve done today as being able to get you there?

<A – Tom Long >: We do see some. I would just probably tie it to like the ATM, based upon the final kind of funding of these growth projects. We’re going to be very protective of that leverage ratio, but we do see some. But, likewise, I can’t say enough about the EBITDA growth playing a big role in that deleveraging, playing by far the most significant role of that deleveraging.

<Q – Shneur Gershuni >: Okay. And on to the questions that I had, I realized that the call’s to discuss ETP-SXL, but it’s hard not to be thinking about ETE as well too. Can you talk about the impact on the ETE cash flows as a result of this transaction? You are replacing the IDR waivers that ETP used to – sorry, not the IDR waivers, rather the IDR cash flows that ETP used to send upstairs to ETE, with a higher unit count at SXL. Does it fully cover what you’re giving up on the IDR basis? And then, as you sort of talk about that in your prepared remarks, you talked about a double-digit distribution growth for SXL, is that necessary to sort of makeup that difference. And, the target of low double-digit growth, is that higher or lower than what you’re originally expecting to do for 2017 for SXL?

<A – Tom Long >: Oh, that’s a lot of question. I’m going to start with...

<Q – Shneur Gershuni >: Yeah. That way I can ask the follow-up.

<A – Tom Long >: On the double-digit growth...

<A – Mike Hennigan >: Okay. Shneur, it’s Mike. I’ll start off on the double-digit growth. Obviously, we’re not going to comment as to what it would have been. What I would tell you is, we see both sets of growth as pretty robust. I mean, obviously, from the SXL lens, we’re excited about the growth, we started off with a good profile of growth. At the end of this, we think we have just as good a profile of growth if not better, obviously, with the pro forma company.

Part of it is the distribution reset, part of it is the enhanced commercial synergies that we’ll see with the team working together and part of it is the robust expectations of EBITDA growth as a result of all the organic capital that both the partnerships have spent to-date. So, we see it pretty strong at this point. But the only comment we’ll give you a guidance-wise is, we’re calling it low double-digit at this time.

<Q – Shneur Gershuni >: And with respect to the IDR cash flows, I mean does the SXL unit exchange, does that offset the IDRs that you’re giving up from ETP?

<A – Tom Long >: Well, I think, the best way to explain that is I would say that, as you start off in 2017, right after the close, it is going to be slightly less. But as you go through 2018 and 2019, with what Mike Hennigan was just mentioning about the low double-digit growth as well as some equity issuance, you’ll see how that grows quickly from there on. So, yes and no to your question. In other words, it’s slightly lower. But then, yes, it does get to be higher.

<Q – Shneur Gershuni >: Okay. And maybe...

<A – Kelcy Warren – Energy Transfer Partners LP>: Tom, this is Kelcy. I might add, when you look at the IDR givebacks that ETP has received from ETE, and you draw the conclusion that those would not need to be extended, then clearly this is an IDR reduction. Clearly. But, however, I just don’t think that’s probably the way to look at it. I think many of these IDRs would have needed to be renewed, extended, whatever. And so, obviously, we factored that in.

<Q – Shneur Gershuni >: Okay. Fair enough. And then, you’ve sort of touched upon this about kind of the decision-making process for the transaction. There’s been several companies in the midstream space over the last year that have addressed high cost of equity issues. And usually the solution seems to have gone along the path of basically rolling upstairs rather than merging across, which is kind of what you’ve put there today.

Is this kind of a steppingstone towards a future combination with ETE down the road? And does the negative reaction today sort of take back some of the financial synergies that you were thinking about that would have helped you along with respect to if the combination in terms of SXL’s cost of equity backing up a little bit today?

<A – Kelcy Warren >: Yeah. Tom, let me take the first stab at that. I think it’s inevitable. I think everybody on this call knows the math and it’s inevitable that you operate in the high splits for long periods of time without dealing with that, but it is premature for us to consider a consolidation of ETE and ETP/SXL. It is premature and I think probably substantially premature from a time standpoint. And, Tom, do you want to take the other part?

<A – Tom Long >: Yeah. Shneur, can you repeat the other part for me, please?

<Q – Shneur Gershuni >: Yeah. The other part was just that, how reliant were you on SXL’s cost of equity prior to the announcement for making this transaction work given the fact that it’s actually backed up a little bit or some today? Does that sort of takeaway with some of your expectations of some of your financial synergies in terms of taking advantage of SXL’s lower cost of equity?

<A – Tom Long >: Well, and Mike, can sure chime in here also, but I think the short answer to it, I would say, no. I mean, clearly, we once again think this is a very good combination and we think this should trade well and we’re going to work hard to get it there. But saying all that, as we run to different projections, we understand that sometimes the market is the market. But, I think at this stage, we’re going to continue to communicate and work through all the benefits we see from this combination - the Energy Transfer team as well as the SXL team.

<Q – Shneur Gershuni >: Great. Thank you very much guys. Appreciate the color.

<A – Tom Long >: Thank you, Shneur.

Operator: Our next question comes from the line of Heejung Ryoo from Barclays. Please go ahead.

<Q – Helen Ryoo – Barclays Capital, Inc.>: Yes. Thank you. Good afternoon. Kelcy, just on your comments earlier, just wanted to clarify when you talked about the IDR waiver and potential for an extension, were you saying that the current waiver in place could also get extended into 2018 and 2019, if needed or did I misunderstand that?

<A – Kelcy Warren >: No, Helen. Yes. Prior to this transaction, yes. I think that the likelihood of those waivers being extended was good. It was really good.

<Q – Helen Ryoo >: Yeah.

<A – Kelcy Warren >: I mean, we were not going to allow ETP to suffer. We were not going to do that, so I think that the way to model this, I think is to consider that those times that the IDR waivers went away, some of them probably would have been extended. I do not believe that today.

<Q – Helen Ryoo >: Okay. So with this deal, the likelihood of having to extend the waiver has gone down, I guess that’s your point.

<A – Kelcy Warren >: That is correct.

<Q – Helen Ryoo >: Okay. And then, just on the low double-digit growth rate near-term, is that more of a 2017 target or 2018, 2019, do you think? How are you – I guess I’m trying to look at the definition of near term, how near term does that double-digit rate apply to?

<A – Mike Hennigan – Sunoco Logistics Partners LP>: Yeah. Helen, this is Mike. As you know us, we don’t give out long-term guidance, so by near-term we’re talking into 2017, but we’ll continue to evaluate it. There’s a lot of factors that obviously go into play and the market continues to evolve. But, in the new distribution mode where we are, we’re going to right-size coverage for the pro forma entity. As Tom mentioned, our credit metrics are important to us, and our balance sheet’s very important to us and the growth profile, all come in to play. And we thought to give you some flavor that we would come out with the low double-digit, but there’s still some more wood to chop to fine-tune that.

<Q – Helen Ryoo >: And on coverage, I know, Mike you like the idea of paying out all the blue bar and just leaving coverage in excess of one times if you have some red bar earning. I mean, going forward, how should we think about coverage in these big entities, there are some sort of a target...?

<A – Mike Hennigan >: Yeah. I think, you’re going to see that evolve, obviously, as we put the two together and change the mix of red and blue. We’re very attuned to having adequate coverage across the new pro forma company, so I think you’re going to see that evolve a little bit, where we have a little bit more coverage going forward, because of the mix of assets. And, again, that will be fine-tuned as we progress.

<Q – Helen Ryoo >: And then lastly on the DAPL sale close, do you still expect this to happen by end of this year. I know the easement may or may not come this year, but I guess once you close the deal, you’ll get $2 billion in the door for the combined entity. So, I guess, it would affect your need to do ATM in the meantime, but any updates on your expectations?

<A – Matt Ramsey – Energy Transfer Partners LP>: Yeah. Helen, this is Matt Ramsey. We do fully expect it to close this year. We’re continuing to work hard with the federal government. We think that they are making progress on it. Obviously, not as quickly as we’d like them to make progress on it, but we do feel like they’re making progress. There’s been a lot of information out there, the last piece of which came out of the White House saying that the government needed a few more days of consultation, but the conversations are being had between Corps of Engineers and the native tribes. And we think this process is coming to a conclusion. And so, we fully expect it to happen this year and to get it closed this year.

<Q – Helen Ryoo >: All right. Thank you very much.

<A – Matt Ramsey – Energy Transfer Partners LP>: You’re welcome.

Operator: Now, our next question comes from the line of Jeremy Tonet with JPMorgan. Please go ahead.

<Q – Jeremy Tonet – JPMorgan Securities LLC>: Hi. Good afternoon. Kelcy, I was just wondering if you could comment on – the market today had a bit of an adverse reaction to what was announced on the ETP and SXL side. I was just wondering if you could comment on what you think the market is missing here or other steps maybe that ETE could take to support the partnerships.

<A – Kelcy Warren – Energy Transfer Partners LP>: Yeah, it’s odd. I’ve not paid attention to the market today. So, I’m not really up to speed. However, it’s been clear to me for a while and speaking to some of you on this call, that the market seems to be rewarding financial health over distribution growth. And so, I think, in the instance of this merger, I think, we absolutely are playing down the middle of the fairway of what the market expects. I don’t want to go below 1x coverage ratio, again, in my career. That was not a good ride.

And I think combining both these MLPs and making both of them stronger, I think that the market will – probably much sooner than later, begin to price this currency exactly where the other currencies that have done substantial distribution cuts are priced. So, I think, anything that’s happening short term, I don’t get too alarmed about but long term, I think we’re good.

<Q – Jeremy Tonet – JPMorgan Securities LLC>: Okay. That’s it for me. Thank you.

Operator: And our next question comes from the line of Brandon Blossman with Tudor, Pickering, Holt & Company. Please go ahead.

<Q – Brandon Blossman – Tudor, Pickering, Holt & Co. Securities, Inc.>: Good afternoon, guys.

<A – Tom Long – Energy Transfer Partners LP>: Good afternoon.

<Q – Brandon Blossman >: It’s probably Mike and Matt. Commercial synergies and cost synergies combined $200 million or maybe north of that. How would you look at the breakout between cost synergies and commercial synergies, just order of magnitude there?

<A – Mike Hennigan >: Yeah. Hi, Brandon. It’s Mike. It’s heavily weighted to commercial synergies’ revenue generation. Obviously, there’ll be some cost reductions as a result of this, but that’s not where the emphasis is. When we step back and evaluate it, we really thought that there are some opportunities in those key areas. I mean, you’ve seen SXL on a standalone basis putting a lot of emphasis in those three key areas - Permian, Marcellus, Gulf Coast - now you’re going to see that enhance more by a larger set of assets that has more scale, more diversification, but it concentrates heavily in that area. That’s why I keep emphasizing ETP’s liquids business is very complementary to what SXL has been doing for a while here.

<Q – Brandon Blossman >: Right. And is there any just thoughts or incremental demand from customers as we kind of cycle through the bottom of this cycle and move to the upside just in terms of buying wellhead to end-market kind of solutions here? Is that part of the opportunity set?

<A – Mike Hennigan >: Yeah, I think, there is some truth in that as well. I mean, we’re pretty bullish long-term. I personally have the belief that crude prices are going to be much better next year than this year, but nobody knows. Kelcy has had a different view at times. At the end of the day, we’re trying to position ourselves such that we can do well in the current markets and then really thrive if the market recovers from a demand standpoint, as you stated. I personally remain very bullish on global demand. And, I think, in time you’re going to see U.S. supply needing to come up to meet that and I think we’re pretty positioned to take advantage of that.

<Q – Brandon Blossman >: Thanks, Mike. And then a follow-up. Tom, at a 4 times EBITDA target here, how does that queue up versus changing a low double-digit growth trajectory on the distribution? I assume and I think I heard that your leverage target is going to be first. And then if there’s any distribution growth above that, it’s going to be second. Is that correct?

<A – Tom Long – Energy Transfer Partners LP>: Yes. I think, is the short answer to that. We firmly believe that maintaining the credit metrics - the strong ratings - is very important, especially when you get to a company of this size, it’s very critical. As you know, you’ll be accessing the capital markets as we continue to grow and feel like that that is an important metric. But, I guess, I don’t want to weigh it all just one direction. We do look at – we don’t just look at any specific period, we’re going to target a 4 times EBITDA, but it’s 4 times EBITDA over a period of time.

So, we’re going to be evaluating and looking out over multiple years as we evaluate all the credit metrics as we move forward, but I would say that that is important. And remember that the 4 times EBITDA – the 4 times EBITDA is – just want to reiterate again, when I answered that question earlier, saying like maybe 18 months, I mean, we’re talking about 2018 on that. So, I think, we should get down to the 4.5 pretty quick and then 4.

<Q – Brandon Blossman >: All right. Thank you very, Tom. That’s all from me. Thanks.

<A – Tom Long >: You bet. Thank you.

Operator: And our next question comes from the line of Ross Payne with Wells Fargo. Please go ahead, sir. Mr. Payne, your line is live.

<Q – Ross Payne – Wells Fargo Securities LLC>: Thank you very much. Sorry, Tom. I got a question on – obviously, SXL was assuming ETP’s bonds and here I assume there’s no guarantee on that. And, secondarily, do you think from the rating agency standpoint, that ratings will migrate towards SXL’s S&P and Fitch Ratings or towards ETP, any thought on that? And, second of all, any comments you can make on the change of control not being exercised? Thanks.

<A – Tom Long >: Yeah. Well, I’ll maybe a quick yes to the first part of your question about the no guarantee. Moving on quickly to the rating agencies, as you know, it’s obviously their called shot. I will tell you that we’re very focused on communicating with them over the last weekend, as well as throughout the day. Clearly, we believe that this is a very good rating. We’re going to do everything we can to hang on to the SXL rating. But it’s hard for me to speculate any further than that. We’ve laid out these great credit metrics, the strong balance sheet, and – anyway that’s where I think we’ll be. And listen, I’ll let Pete chime in and get his view likewise.

<A – Pete Gvazdauskas – Sunoco Logistics Partners LP>: Yes. Hey, Ross. It’s Pete. Yeah, we’ve had very constructive meetings recently. As you know, Mike and I frequently meet with the rating agency people and Tom and his team do as well. So we’ve got a great relationship. They understand the Sunoco Logistics business as well as the Energy Transfer and we’re committed collectively to maintaining a very strong, very healthy balance sheet. As Tom pointed out, migrating to that overall coverage and over time I think we’re going to de-lever well as the new projects come up, particularly in 2018, as well as the Revolution, Mariner East 2, Bayou Bridge and they all come on with full year EBITDA.

<Q – Ross Payne >: Okay. Thanks. And any further comments on the 101%? Thanks.

<A – Tom Long >: Oh, on the change of control?

<Q – Ross Payne >: Change of control. Yeah.

<A – Tom Long >: Yeah. No. We don’t have anything on that, Ross. No 101% change of control.

<Q – Ross Payne >: All right. Thank you.

<A – Tom Long >: You bet.

Operator: And our next question comes from the line of Selman Akyol with Stifel. Please go ahead.

<Q – Selman Akyol – Stifel, Nicolaus & Co., Inc.>: Thank you. Couple of quick points. First of all, just presumably the transaction is not taxable?

<A – Mike Hennigan >: Correct.

<A – Tom Long >: That’s correct.

<Q – Selman Akyol >: Okay. All right. And then in the $200 million synergies on the – I guess on the operational synergies or market synergies, is there any cadence on how quickly those will be realized as we think about it? I know you said over an extended period of time, but is there any additional color you can give there?

<A – Mike Hennigan >: Yes, Selman, it’s hard to give additional details. As you know, it’s very competitive out there, and what we try and do overall is compete as hard as we could, give you guys some color as to where we’re concentrating, and I think you know what we’re doing there. But we don’t really like to give a lot of details there because it’s a very, very competitive environment. So we try not to tip our hand as to what we’re doing on a detailed level.

<Q – Selman Akyol >: All right. Thank you very much.

<A – Mike Hennigan >: You’re welcome.

Operator: Our next question comes from the line of Tom Abrams with Morgan Stanley. Please go ahead, sir.

<Q – Tom Abrams – Morgan Stanley & Co. LLC>: Thank you. Just a follow-up to an earlier question to start. One is, I think your answer suggested there are no LP votes or conflicts committees at all that could second guess the transaction as stated?

<A – Tom Long >: No. There will be a vote at the ETP level, simple majority vote. No vote is required at the SXL level.

<Q – Tom Abrams >: Okay. And then, just as a point in the docs that you handed out, on page 8, there was a phrase, increased fractionation volumes as large NGL fractionation third-party agreements expire. Just wondering if you can elaborate on that opportunity and try to scale it for us?

<A – Tom Mason – Energy Transfer Equity LP>: Yeah, this is Tom Mason. Back to your other question, the conflicts committees for each of ETP and SXL did approve the transaction. So that’s already been done just to kind of expand on what Tom’s answer was a second ago. But he’ll get back to you on your second question in just a minute.

<A – Matt Ramsey – Energy Transfer Partners LP >: Okay. And would you mind repeating the second part of that question regarding NGLs?

<Q – Tom Abrams >: Sure. On page 8 of your presentation on one of the opportunities – fourth opportunity at Lone Star NGL, you just increased fractionation volumes as large NGL third-party agreements expire. I just wondered if you could scale that somehow and put a magnitude on it.

<A – Mackie McCrea – Energy Transfer Equity LP>: Sure. I can do that. This is Mackie. As we kind of have started to build out our complex of NGL pipelines and fractionation at Mont Belvieu, there are times that we have to secure third-party fractionation while we’re completing our fractionators. So as we tiered in each of our four fractionators, we’ve been rolling off short-term deals we’ve done with other fractionators, so that’s what that was referring to.

<Q – Tom Abrams >: I got you. Okay. Thanks a lot.

Operator: Our next question comes from the line of Danilo Juvane from BMO Capital Markets. Please go ahead.

<Q – Danilo Juvane – BMO Capital Markets >: Thank you. Most of my questions have been hit. I had a couple of clean-up questions. I just wanted to make sure that on the $200 million of synergies, that’s incremental to the synergies that you’re trying to realize from the Regency transaction?

<A – Matt Ramsey >: That’s correct.

<Q – Danilo Juvane >: Okay. I guess as a follow-up, you do have about $1 billion or so of pro forma debt due in 2017. Have you thought about whether you refi that or pay that down via revolver?

<A – Tom Long – Energy Transfer Partners LP>: Yeah. Right now, we’re just looking at that at the revolver level.

<Q – Danilo Juvane >: Okay. And will, I guess, SXL assume ETP’s revolver or will it just be the SXL existing revolver right now?

<A –Tom Long >: Yeah. Right now the plans are is that we would keep both the revolvers and then post-closing, we’ll evaluate. But plans are right now is to keep both revolvers outstanding.

<Q – Danilo Juvane >: Okay. Lastly from me, ETE has obviously been in a subsidizing situation in terms of the IDRs. Now that you have visibility to sort of harvesting some of the cash flows from the underlying MLPs, any thoughts on what that means for the ETE distribution growth going forward?

<A – Tom Long >: Sure. This is Tom again. Listen, right now, as we look out, I think the best way to answer that question is, we’re going to evaluate that quarter by quarter. I think as mentioned earlier, we will definitely not only look at the immediate quarter we’ll be looking out, but I think at this point, we’re not giving any guidance at the ETE level.

<Q – Danilo Juvane >: Okay. That’s it from me. Thank you.

<A – Tom Long >: Thank you.

Operator: Our last question comes from the line of Ethan Bellamy from Baird. Please go ahead.

<Q – Ethan Bellamy – Robert W. Baird & Co., Inc. (Broker)>: Good afternoon, guys. Kelcy, we look to be getting to the end of the road on DAPL now. And it seems like emotion and politics, not really facts, have ruled the opposition to the case, what if anything will you do differently going forward in greenfield projects and how has the opposition of DAPL changed your thinking about the backlog at all?

<A – Kelcy Warren – Energy Transfer Partners LP>: Pay attention to who you vote for. This is ridiculous. It’s absurd what’s happened to us, it should be unlawful. Just everybody needs to really pay attention to who the heck we’re putting in the White House. So that’s the only thing. We’ve done everything – and I want to be clear on this – we’ve done everything right, we’ve not done one thing incorrectly on this project. And I’m sure, can you Monday morning quarterback? I mean, there were some things along the way that maybe we would not have done exactly the same, but we followed all the laws, rules, regs, procedures and we get this. So yeah, that would be my comment to that.

<Q – Ethan Bellamy >: Okay. Thanks. And then, I know it’s kind of a rounding error relative to the size of this deal, but what do you plan to do with PTXP?

<A – Tom Long – Energy Transfer Partners LP>: This is Tom Long again, I’ll respond to that. Listen, I think it’s exactly what we’ve responded to on the second quarter call – our third quarter call, I’m sorry. There’s not really been any more update. We’re still evaluating that. And at the time that we come to a final decision, we’ll go out with an announcement. That’s that where that one is.

<Q – Ethan Bellamy >: Okay. Thanks very much. Thanks, Tom.

<A – Tom Long >: You bet.

Operator: We’ve reached the end of our question-and-answer session. I’ll turn the call back over to you, Tom, for any closing remarks.

Thomas E. Long, Chief Financial Officer

You bet. Just want to thank you once again for all of you joining us today. Obviously, we’re very excited about this merger. And for all the reasons we’ve talked about here today, we think the combined company is once again positioned for growth, strong balance sheet, strong credit metrics, and strong coverage. And we look forward to talking with all of you in the near future.

[Operator Instructions]

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Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and SXL cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P. 3807 West Chester Pike Newtown Square, PA 19073 Attention: Investor Relations	Energy Transfer Partners, L.P. 8111 Westchester Drive Dallas, TX 75225 Attention: Investor Relations
Phone: 866-248-4344	Phone: 214-981-0700
Email: IR@sunocologistics.com	Email: InvestorRelations@energytransfer.com

Participants in the Solicitation

SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.